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News Release
For immediate release

Bell welcomes deregulation of local phone service

•	Consumers to benefit from more competition, choice and innovation

•	Ruling deregulates competitive residential phone markets including Toronto, Montréal, Ottawa-Gatineau, Hamilton, London and Québec City

OTTAWA, August 3, 2007 – Welcoming deregulation of prices for local phone service as the start of a new era that benefits Canadians, Bell today said it now has greater freedom to compete more effectively and develop new offers for consumers in dozens of communities across Ontario and Quebec.

Based on a ruling issued today by the Canadian Radio-television and Telecommunications Commission (CRTC), for the first time ever, prices for residential local phone services provided by Bell will no longer be regulated in markets including: Toronto, Montréal, Ottawa-Gatineau, Hamilton, London and Québec City, as well as many other cities and communities in both provinces.

“Consumers are the big winners,” said Kevin Crull, President of Residential Services for Bell. “Competition in the local phone market is going to heat up, and consumers can look forward to new and innovative service offerings becoming available from Bell in the near future.”

Today’s ruling is the first to address a number of local forbearance applications filed by Bell under revised rules set by the Government of Canada earlier this year. The CRTC is expected to rule on the additional applications soon. In the meantime, the company is moving ahead with the development of new customer offers.

“We now have greater flexibility to develop new offers that provide value for our customers,” added Mr. Crull. “Bell will be even better able to compete with non-regulated cable firms and other service providers, and that means more choices will be available in the marketplace.”

The ruling is based on the Government of Canada’s local forbearance framework and is consistent with its Policy Direction requiring the CRTC to rely on market forces to the greatest extent possible. It also follows the establishment of the Commissioner for Complaints for Telecommunications Services (CCTS), an independent, industry-funded agency that Bell and other service providers recently set up at the government’s request to help consumers and small businesses handle unresolved service concerns in deregulated markets.

“Canadians are benefiting from the federal government’s strong support for more modern, efficient and customer-focused telecom rules,” said Lawson Hunter, Executive Vice-President and Chief Corporate Officer of Bell. “Today’s landmark decision is the next logical step in that progression. We look forward to the CRTC quickly addressing our other forbearance applications, including those that will benefit our business customers.”

About Bell

Bell is Canada’s largest communications company, providing consumers with solutions to all their communications needs, including telephone services, wireless communications, high-speed Internet, digital television and voice over IP. Bell also offers integrated information and communications technology (ICT) services to businesses and governments, and is the Virtual Chief Information Officer (VCIO) to small and medium businesses (SMBs). Bell is proud to be a Premier National Partner and the exclusive Communications Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Bell is wholly owned by BCE Inc. For information on Bell’s products and services, please visit www.bell.ca. For corporate information on BCE, please visit www.bce.ca.

For media inquiries, please contact:

Pierre Leclerc
Bell Media Relations
514 391-2007
1 877 391-2007
pierre.leclerc@bell.ca